Exhibit 99.1

Okeanis Eco Tankers Corp.: Mandatory notification of trade

ATHENS, GREECE, November 13, 2024 – Okeanis Eco Tankers Corp. (the “Company” or “OET” (NYSE:ECO / OSE:OET), has been notified of the following transactions:

Hospitality Assets Corp., a company beneficially owned by Themistoklis Alafouzos, a person designated as a Primary Insider to the Company and brother of the Company’s Chairman, has on November 13, 2024, indirectly transferred 556,500 shares in the Company, by way of donation/gift of 100% of the share capital in Sea Shell Enterprises Limited to members of his family.

Following the transactions, Themistoklis Alafouzos will indirectly through Hospitality Assets Corp. hold a total number of 6,646,063 shares in the Company, corresponding to approximately 20.6% of the shares and votes in the Company.

A Primary Insider notification is enclosed.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is subject to the disclosure requirements in the Market Abuse Regulation article 19 and section 5-12 of the Norwegian Securities Trading Act.